Exhibit 99.3

UNITED UTILITIES PLC

PERFORMANCE SHARE PLAN

11 SEPTEMBER 2006

The following contingent option awards were granted on 8 September 2006 pursuant to the performance share plan approved by the shareholders at the Annual General Meeting on 21 July 2000 and amended at the Annual General Meeting on 28 July 2006. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period. Under the new rules, the awards are subject to uplift for notional dividends made or paid during the performance period. Accordingly, as at the date of the award, the dividend shares shown below have been notionally added to and form part of the award in respect of the dividend of 29.58 pence per share paid on 25th August 2006.

Name of director/senior manager discharging managerial responsibilities	No. of Ordinary shares awarded	Additional Dividend shares	Price paid for award £	Price payable on exercise £	Performance period
Philip Green	82,249	3,617	nil	nil	01/04/2006 to 31/03/2009
Tim Weller	47,338	2.082	nil	nil	01/04/2006 to 31/03/2009
Charlie Cornish	40,237	1,769	nil	nil	01/04/2006 to 31/03/2009
Tom Drury	37,787	1,662	nil	nil	01/04/2006 to 31/03/2009
Gordon Waters	39,143	1,721	nil	nil	01/04/2006 to 31/03/2009
Linda Booth	19,944	877	nil	nil	01/04/2006 to 31/03/2009
Gaynor Kenyon	11,539	507	nil	nil	01/04/2006 to 31/03/2009
Tim Rayner	19,106	840	nil	nil	01/04/2006 to 31/03/2009

Further information can be obtained from Paul Davies, Assistant Company Secretary 44 1 925 237051.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".